Mail Stop 3561

April 1, 2010

David F. Smith, Chief Executive Officer
National Fuel Gas Company
6363 Main Street
Williamsville, New York 14221

      Re: **National Fuel Gas Company**
            Form 10-K for the Year Ended September 30, 2009
            Filed November 25, 2009
            Form 10-Q for the Period Ended December 31, 2009
            Filed February 5, 2010
            Definitive Proxy Statement on Schedule 14A
            Filed January 28, 2010
            Form 8-K
            Filed March 5, 2010
            File No. 1-03880

Dear Mr. Smith:

      We have reviewed your filings and have the following comments. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us in sufficient detail for an understanding of the disclosure how you intend to comply by providing us with your proposed revisions. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended September 30, 2009

Item 7. Management's Discussion and Analysis of Financial Condition and…, page 25

1. Please expand your Overview section, and the similar section in your quarterly
    reports on Form 10-Q, to discuss known material trends, demands, commitments,
    events, or uncertainties that will have, or are reasonably likely to have, a material
    impact on your financial condition, operating performance, revenues, or income, or
    result in your liquidity decreasing or increasing in any material way. See Item 303 of
    Regulation S-K and SEC Release No. 33-8350. Please address the following
    examples, but realize that these are examples only and not an exhaustive list of the
    revisions you should make:

    • In the last paragraph on page 26, you state that you enhanced your liquidity
      position with the issuance of $250.0 million of 8.75% notes "at a time when there
      is still uncertainty in the credit markets." Please discuss this uncertainty in greater
      detail, how it is impacting you, how you believe it will impact you in future
      periods, and the steps you are taking to address the uncertainty, if any.

    • On the top of page 27, you state that the significant rise in estimated capital
      expenditures in the Exploration and Production segment can be attributed to a
      strong emphasis on developing natural gas properties in the Marcellus Shale.
      Please discuss in greater detail the development of these natural gas properties,
      including the reasons for emphasizing strongly their development, the
      expenditures you will make in developing the properties, how you will determine
      the amount of cash from operations, short-term borrowings, and long-term debt
      you will use to finance these capital expenditures, and the impact this
      development will have on you going forward.

    • Under the heading "Purchased Gas" on page 34, you state that that annual
      variations in purchased gas costs are attributed directly to changes in gas sales
      volumes, the price of gas purchased, and the operation of purchased gas
      adjustment clauses. Please discuss this annual variation uncertainty in greater
      detail, how you believe it will impact you in future periods, and the steps you are
      taking to address the uncertainty, if any.

    • In the Overview section on page 28 of your quarterly report on Form 10-Q for the
      period ended December 31, 2009, you state that, due to your purchase of two
      tracts of land in the Appalachian region for $71.8 million and other factors, you
      expect your Exploration and Production segment capital expenditures in 2010 to
      be $345 million, instead of the previously reported $255 million. Please discuss
      in greater detail the two tracts of land, including the purpose and reason for their
      purchase, and the "other factors" causing your 2010 expected expenditures to
      increase.

Definitive Proxy Statement on Schedule 14A

Related Person Transactions, page 10

2. We note that your policies and procedures for the review, approval, or ratification of related person transactions are set forth in your audit committee's charter. Also, we note that the audit committee will approve or ratify in good faith only those related person transactions that are in, or not inconsistent with, your best interests and the best interests of your shareholders. Please describe in greater detail how the audit committee determines whether a related person transaction is in, or not inconsistent with, your best interests and the best interests of your shareholders. See Item 404(b) of Regulation S-K. In this regard, please also confirm, if true, that your related person transaction policy required by Item 404(b) is specific to transactions and parties subject to Item 404(a) of Regulation S-K.

Executive Compensation, page 18

Compensation Discussion and Analysis, page 18

3. We note that your executive compensation program is designed to attract, motivate, reward, and retain the talent necessary for you to achieve long-term success, focus management efforts on short-term and long-term drivers of stockholder value, and tie a significant portion of executive compensation to your long-term stock-price performance. Also, we note that the cash and equity components of total compensation are determined by your compensation committee, based on its business judgment, utilizing your consultants' information and recommendations as the committee deems appropriate. Further, we note that your total executive compensation is comprised of base salary, annual cash incentives, long-term cash incentives, and equity compensation. Please discuss in greater detail how you determine the amount of each compensation element to pay and your policies for allocating between cash and non-cash compensation and between long-term and currently paid out compensation. See Items 402(b)(1)(v) and 402(b)(2)(i) of Regulation S-K. Further, please include a discussion of any of the remaining factors in Item 402(b)(2) of Regulation S-K that are necessary to provide investors with material information to understand your compensation policies and decisions regarding the named executive officers.

Role of the Compensation Committee, page 18

4. Please clarify whether your chief executive officer met with representatives of The Hay Group or Hewitt Consulting regarding his compensation or the compensation of other named executive officers and identify the members of management with whom these consultants work, if any. Also, please describe in greater detail the nature and scope of the consultants' assignments and the material elements of the instructions or

directions given to these consultants regarding the performance of their duties. See Items 407(e)(3)(ii) and (iii) of Regulation S-K.

5. In this regard, please describe the "Hay system" and how you have utilized this system with respect to the overall compensation structure.

6. You state that, in 2008, The Hay Group provided you with its analysis based on the 2008 proxy data from a 13-member peer group. However, you state also that your compensation committee reviews the members of this peer group from time-to-time and makes any warranted adjustments. In this regard, you state that the compensation committee removed two companies, Peoples Energy Corporation and Keyspan Corporation, from your peer group in 2008 due to acquisitions. However, the 13-member list of peer companies you state Hay provided you on page 19 does not appear to include either Peoples Energy Corporation or Keyspan Corporation. Therefore, it is unclear from what list you removed these two companies. Please clarify the peer group list provided to you by Hay and disclose any companies you removed from or added to the list and why you chose to do so.

7. Please elaborate upon and provide greater detail regarding the benchmarking data provided to you from The Hay Group and Hewitt Consulting that you consider in setting executive compensation and, if applicable, identify the components of this data. See Item 402(b)(2)(xiv) of Regulation S-K. Please refer to Question 118.05 under the heading "Regulation S-K" in the Division of Corporation Finance's Compliance and Disclosure Interpretations (July 3, 2008).

8. You state that The Hay Group provided you a proxy analysis for three of your top four executive officers, including David F. Smith, Ronald J. Tanski, and Anna Marie Celino. Also, you state that Hewitt Consulting provided you with a proxy analysis for Matthew D. Cabell. Therefore, it does not appear that you received an analysis for your remaining named executive officer, James D. Ramsdell. However, in the second paragraph under the heading "Base Salary" on page 20, you state that the "Hay energy sector information used for Mr. Ramsdell…." Please clarify Hay's role in Mr. Ramsdell's compensation determination.

Base Salary, page 20

9. In establishing the base salary amounts for your named executive officers, you state that the compensation committee generally targets the 50th to 75th percentile range of your consultants' survey data, because the committee "believes this percentile range sets an appropriate market-competitiveness standard." Please discuss why the compensation committee believes that this range sets an appropriate market-competitiveness standard.

10. You state that, in establishing or adjusting your named executive officers' base salaries, the compensation committee considers "overall corporate performance and an individual's specific responsibilities, experience (including time in position), and effectiveness and makes adjustments based on the Committee members' business judgment and the CEO's recommendations." Therefore, it is unclear whether base salaries are established or adjusted by obtaining certain objective financial results or whether each executive's salary determination is completely subjective. If certain financial results are quantified to establish or adjust base salaries, please specify these results. See Item 402 (b)(2)(v) of Regulation S-K. If financial results are not quantified, please state.

11. Further, regardless of whether or not certain financial results are quantified, please clarify the manner in which you use the metrics you discuss in this section, including overall corporate performance and individuals' specific responsibilities, experience, and effectiveness, in determining and adjusting your named executive officers' base salaries.

12. In this regard, for all adjustments to each of your named executive officer's base salaries from 2008 to 2009, please discuss the specific reasons for the particular adjustment. For example, you state that, "for the reasons stated above," the compensation committee increased David F. Smith's base salary in 2009 to an amount within the target range of the 2008 proxy group survey data and below the market median for general industry. Please disclose the "reasons stated above" to which you refer and explain why you believe it was appropriate to adjust Mr. Smith's salary within the target range of the 2008 proxy group survey data and below the market median for general industry. As another example, you state that the compensation committee discussed with Mr. Smith Matthew D. Cabell's responsibilities, experience, and effectiveness in the past year and increased Mr. Cabell's base salary to an amount slightly higher than the 75th percentile of the Hewitt Consulting data. Please discuss how Mr. Cabell's responsibilities, experience, and effectiveness in the past year led you to adjust his base salary so that it was in the 75th percentile of the Hewitt data.

Annual Cash Incentive, page 20

13. For each named executive officer's fiscal 2009 annual cash incentive discussion, we note that you have disclosed the goal and the weight and the performance level associated with that goal. Also, we note that you have disclosed the percent of each executive officer's target amount that you awarded in fiscal 2009. However, certain aspects of this disclosure remain unclear. Therefore, please clarify the following:

- Please disclose your actual performance in fiscal 2009 for each goal. For example, please disclose your consolidated earnings per share in fiscal 2009 to demonstrate how that figure compares to your target performance level of "$2.43

up to but not including $2.48 diluted earnings per share." Also, please disclose any period-end impairment charges you excluded in calculating your actual performance.

- Please disclose the reasons that, in determining the final performance level for your consolidated earnings per share goal and your regulated companies' earnings per share goal, the results of the goals are averaged with the prior year's results.

- Please explain how you determined the amount of each named executive officer's bonus award and demonstrate how you calculated the percentage of his or her target amount that you awarded based upon performance. For example, you awarded David F. Smith a bonus of 177.35% of his target performance based on your actual performance as compared to the goals set under the At Risk Plan. Please disclose how you determined that amount based upon his goals, the weight of his goals, and your actual performance as compared to his target performance levels.

- In this regard, you state that at least 75% of the target incentive is dependent on objective performance criteria and no more than 25% may be discretionary. Please disclose the amount of each annual cash incentive award you gave to each named executive officer that was based on objective performance criteria and that was discretionary.

We may have further comment based on your responses.

Equity Compensation and Long Term Incentive Compensation, page 24

Stock Appreciation Rights, Stock Options and Restricted Stock, page 24

14. You state that, in 2009, the compensation committee awarded stock appreciation rights subject to performance conditions to your named executive officers, which are disclosed in the Grants of Plan-Based Awards in Fiscal 2009 Table. In this section, please explain your reasons for awarding the specific amounts of stock appreciation rights to each named executive officer for the year ended September 30, 2009.

Performance Incentive Program, page 25

15. We note that, based on the level of performance at the end of each three-year performance period, performance incentive program awards can range from 0% to 200% of the target incentives, and for named executive officers to achieve 100% of the target incentive, you must rank in the 60th percentile of your peer group for total return on capital. Please discuss at what other percentiles you must rank for named executive officers to receive other than 100% of the target incentives. For example, please disclose at what percentile you must rank for your executive officers to receive

200% of their target incentives, 0% of their target incentives, 50% of their target incentives, and so on.

16. Please explain why you established the specific target incentive amounts in each of the three-year periods for each of your named executive officers.

17. Please discuss any discretion that may be exercised in granting the cash under the performance incentive program absent the attainment of the stated performance goals. See Instruction 4 to Item 402(b) of Regulation S-K.

Form 8-K filed March 5, 2010

18. In this current report on Form 8-K, you state that your compensation committee approved a payout of 182.6% of the target incentive opportunity to your named executive officers based on your total return on capital during the three-year period ended September 30, 2009 as compared with your peer group. Please disclose the percentile of your total return on capital as compared with your peer group.

* * * * *

Please respond to our comments within 10 business days, or tell us by that time when you will provide us with a response. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please contact John Fieldsend, Attorney-Adviser, at (202) 551-3343 or me at (202) 551-3725 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: K.M. Camiolo
       National Fuel Gas Company
       Via Facsimile